Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following transcript contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation and growth in security attacks, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities and lowered customer costs, post-closing integration of the businesses and product lines of Symantec and VERITAS, future stock prices, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this transcript. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this transcript.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of a conference call in which Mark Bregman, Executive Vice President and Chief Technology Officer of VERITAS Software Corporation, participated at the Goldman Sachs 2005 Technology Investment Symposium on February 23, 2005, which was posted to the VERITAS website on February 25, 2005.

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VERITAS

February 23, 2005

Brendan Smith, Goldman Sachs:	I imagine most of you know, the president of [inaudible] software, and we’re very pleased to have Mark Bregman, the CTO of VERITAS, with us here to our right. VERITAS, as I’m sure most of you know, certainly, the only independent storage software company of significant size in the marketplace, and then the topic of the day, the pending merger with Symantec, so we may as well take the most topical item right up front. Why don’t you just start off by giving us a high level comment in terms of the strategic rationale behind the deal, some of the potential areas for revenue synergy, and what cost implications there could be as well?

Mark Bregman:	OK, do you want to read the 12-page safe harbor first or—

[crosstalk]

Mark Bregman:	So to give you a little bit of background of how to get to the point where we are, you know, within VERITAS for the last few years, we’ve been focused on extending, or expanding, our strategy beyond storage software, into the broader utility computing space, and we’ve made a number of acquisitions and investments in building out that portfolio. But as we were working with customers on helping them implement utilities and really turn their IT infrastructure into a shared resource, manage the applications in beta, and deliver IT as a service, one of the nagging questions that kept coming up is, from customers, is, “look, you help us protect against natural disaster or accidental loss. What are you doing to protect us against malicious attacks?” And we didn’t have a good answer, other than, “well, we’ll work with security players in the industry.”

So clearly one of the areas that customers were anxious, in the view of a data center utility, to figure out how to deal with. So we’ve been looking at opportunities to continue to expand and accelerate our utility computing strategy, we looked at acquisitions, we looked at other opportunities. So it’s clearly something on our minds.

I think when you look at it from a Symantec point of view, it’s a quite a complementary view. They launched their information integrity kind of messaging about, I think, October, last year, talked about protecting your data, you know, making sure it’s available, making sure it’s secure. As we started talking to them, in the early phases of discussion, it became clear that one aspect that we’ve been very focused on and they sort of almost assumed is the whole issue of cost management at the same time. Make sure you can do all these things, but don’t let the labor costs explode. So that was a [inaudible]. So it was a pretty natural fit.

But the bottom line is that, as we looked at it from our point of view, the management team and the board, on the VERITAS side, we ended up, when this proposal came in, we saw this as really the best opportunity for us to accelerate our strategy, so it’s not a divergence from our utility computing strategy, although I’m sure they’ll change the

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February 23, 2005

words as we go forward, but the fundamental direction is the same, and it’s allowing us to extend that and accelerate it.

The concern was that in a world in which there’s a lot going on, consolidation is changing relationships in the marketplace, that if we continued on our kind of organic path, with only minor acquisitions, we felt we could be successful, in the absence of a changing landscape, but we also felt that the landscape was going to change, so we needed to do something.

Goldman Sachs:	Was Symantec at a high level— certainly you guys have had other opportunities to explore strategic alternatives, whether they are M&A or otherwise, with some of the larger OEMs, as well as some of the ISVs. Why is Symantec the most attractive option, given the range of choices you probably had?

Mark Bregman:	Well, I think on the one hand, this issue of security as being a key element is important. The other one is that, in most of the other cases, and this is true in most, I think, mergers or acquisitions, you end up kind of getting a lot of baggage along with the merger or the acquisitions, things that are overlapping or duplicative or remaining gaps. And if you look at the fit between Symantec and VERITAS, there’s actually very little in the way of overlap. And if we look at the customer base coverage, while Symantec has a very strong consumer business, we have nothing in that space. When you get to the small business, Symantec is a lot stronger than we are, and then from there on up, it’s kind of equally strong. We have a very strong position in the enterprise, we have a strong position in the medium enterprise, and we have a moderate position in small business. Symantec has a very strong position in consumer, small business, medium enterprise, and increasingly, in the large enterprise.

In fact, it was, I guess, a little bit of a surprise, as we dug into this, to discover that their profile of large deals, which is for enterprise business, is almost identical to ours, in terms of number of large deals they do per quarter, compared to their revenue. So they’re not— the internal reaction from a lot of people in engineering, particularly when we announced this, is, “Why are we merging with a PC consumer software company?” That’s not what Symantec is, but that’s a common misperception. So I actually think there’s a lot more fit than people initially gave it credit for.

I think the other thing is there’s a very good cultural fit between the two companies. And again, you’re putting together these two very large companies, that have, you know, history of success, history of leadership in their markets, you have to have a good cultural fit or you won’t be successful.

Goldman Sachs:	I guess maybe on that note, what is the immediate, low-hanging fruit as the two companies come together? So [inaudible] to large enterprises — what are some of the immediate things you can go out and sell to them? Is it really stand alone products that sell [inaudible] marketing umbrella, or call it what you want — data integrity or disaster recovery, or is there a true IT fit that you’ll need to put together after that?

VERITAS
February 23, 2005

Mark Bregman:	Well, one of the things we’ve been doing as part of our planning is trying to go through our respective product roadmaps and find out and answer that question — where is there near-term opportunity, where is there mid-term integration opportunity, and where is there long-term technology opportunity to bring together? And when you look at sort of the core IT and turning them into a shared product, that’s a 24-month cycle, because you’re starting from scratch.

But there are a number of opportunities, we see, even on day one, after we close the merger, where we can bring to bear existing products from VERITAS and Symantec in a solution, in front of a customer. There’s nothing to prevent that from happening as independent companies, but of course you’re not motivated to go do that. And a couple of those areas are in sort of adaptive data protection, where linking the technology that Symantec has had, which is called DeepSight which is basically their sensing technology that gives them insight into pending attacks or increased levels of risk for security. We link that information into our back-up strategy, so that a customer, for example, could take more frequent snapshots or more frequent back ups, and then there’s a heightened slip [?], so that they can ensure that if they do get an attack, they can recover with less loss. Now, why would they do that? Well, you could say “we’ll just take more frequent back-ups all the time,” but it’s a cost problem. And so it’s a little bit analogous to something which I thought would be a good idea — haven’t figured out anybody to do this, but if you can, for example, have a variable premium on your car, and so, again, driving into Manhattan this weekend, I want a little more protection. You know, I’ll turn up the rates. I’ll pay a little more for that period of time. Well, that’s sort of the idea of having this variable protection of your data; that’s something we can do very quickly.

Another example is linking the anti-spam, anti-fraud technology that Brightmail brings with our archiving technology in the enterprise vault products, where you can use the Brightmail technology to filter and categorize email, including categorizing as to its need to be archived. And then use the back end, the vault product, to do the actual archive. Now that’s something that neither product does by itself, but the two products together could be integrated as a solution very quickly, without a lot of technology invested. So those are a couple of the areas of low-hanging fruit.

The other thing I would say is we’ve only started, partly because of the regulatory constraints and partly for other reasons, we haven’t done a lot of engineering to engineering, to see what works, but in a few cases where we’ve had engineers— lead architects and engineers from the Symantec and VERITAS side together for planning sessions, one of the things I’ve been impressed with is the amount of energy that’s gone into kind of creative innovation, because they’re talking about the boundaries of two disciplines that don’t normally talk to each other. So one of the things that there’s been some talk about is creating true security inside a SAN. Today, SAN protection consists, essentially it’s inside the firewall, but that doesn’t protect you against internal users or internal abuse, and so on, and so there’s some opportunity to take technology from the security sector and bring it into the storage sector in a unique way.

VERITAS
February 23, 2005

Goldman Sachs:	And just as a final question, you make the point that those things don’t really talk much today, and most customers, there is CSO, Chief Security Officer, and the head of storage, so we see the point that they’re not together, and that’s been a level of criticism that I’ve heard from investors — these two things are relatively separate. How are you going to spin those together, to go into customers? Like who is it you ultimately sell to?

Mark Bregman:	Well, I think that’s a very good question, and it’s interesting, because in many ways, we’ve had the same question asked when we’ve done earlier acquisitions. You know, the people responsible for back ups and the people responsible for application performance are two different groups; they don’t come together except at the CIO level, so why does that make sense? How do you sell utility computing, is kind of the question? And the answer is, you have to sell it much higher in the organization, and so we’ve already been on a path, over the last 24 months or so, to move from selling products to users of products, to selling more solutions to higher in the organization. Now, what that means is very often, and this is one of the revelations that we went through in some of the due diligence, very often, we’re sitting in a meeting today, the VERITAS sales team, with the CIO, together with his storage architect or storage VP of infrastructure, maybe the guy responsible for back up. Symantec is sitting with that same CIO, with the chief security officer, and the network administration people. What we have to do is figure out how to get that CIO with the collective group together, and it’s something which I think is part of the evolution of management within the IT organization, that’s taking place anyway, as IT organizations try to become more business-oriented, that’s raising the level away from just managing infrastructure. So that’s something that’s underway already, just within VERITAS, so I feel it’s kind of a natural evolution as we move beyond, pure VERITAS, to the broader, combined Symantec.

Goldman Sachs:	That certainly is a longer-term direction for the combined entities, but back to the first question, on some of the lower-hanging fruit, so a company like Dell, or even, for instance, where there are some natural synergies because of bundling and [inaudible], is that the easiest place to see some initial integration, whether that’s just bundling or something a little bit more advanced?

Mark Bregman:	Well, I was talking earlier, more focused on the large enterprise, but you’re absolutely right, in the mid-market, where mostly it’s going through a channel, whether it’s Dell or HP or an enterprise VAR, the combined entity now has more to offer that channel partner in terms of both technology and product and the opportunity for that partner to add value. And so I think there is significant opportunity, again, early on, for the bundling, if you will, to be done by the VAR. It’s going to take— I mean, it’s going to take us some time, hopefully six months rather than 24 months, even to do things like packaging the packaging of these products and combine them, you know, have common licensing and things like that. In the immediate term, the VAR channel and the OEM channel, our resellers can do that immediately. And then it’s something which is essentially terms and conditions kind of discussion, that can happen much faster.

Goldman Sachs:	What would be the first bundle that we could see? Would it be back into the BE 10, would it be one of the AV products?

VERITAS
February 23, 2005

Mark Bregman:	It could well be. I mean, if you think about what we— I mean, one way to think about the combined companies is we’re in the risk management business for IT. You know, the products that we have, the combined set of products, help customers manage risk of data loss, risk of application interruption, risk of attack, or security, and even compliance risk. And so in that mid-market, two of the big risks that people face are loss of data, and virus. Or malicious attack. So putting those two together seems pretty natural. But it’s— you know, we really, for a lot of reasons, including regulatory reasons, we are precluded from having a detailed pricing/packaging/bundling discussion between the two companies until much closer to the close of the transaction, so we’ve conceptualized a lot of this, but the detailed work, to answer your specific question, is underway right now.

Sarah Friar, Goldman Sachs:	[inaudible] with the CTO hat on. Just at a CIO conference a week ago, and you know, they’re leveling the claim that yes, we see the need to come together, that’s our vision, too, but what VERITAS and Symantec are saying is the core systems management piece, that ultimately the security and storage piece needs to link through a broader infrastructure management piece. I mean, I guess, how would you respond to that, and if you’re missing it, is there a way to augment it with partnerships and so on?

Mark Bregman:	Well, I think “systems manager” is a very broad term.

Goldman Sachs:	Absolutely

Mark Bregman:	And so on the one hand, when you say the word “systems management,” I think of things like HP Open View, and Tivoli, things like that, which are essentially — I’m trying to be polite here — not very intelligent monitoring framework. They don’t have a lot of intelligence, but they bring together a lot of information. That’s not a business that’s particularly interesting. It’s pretty commoditized, or, you know, standardized. There are big players. But there is an aspect of systems management which is evolving, in the area of business effectiveness management, service level management, business, service management, there’s a lot of different terms flying around right now, it hasn’t settled out, which really allow you to tie back to business value the management of infrastructure assets, applications, et cetera. That is a very interesting point in an area where we’ve made some forays with a product we call Command Central, where we can see the opportunity to link that together with the security side.

So as an example, today we have customers who use CommandCentral service to give them business level visibility into their risk of data loss, so they can look at a dashboard that they customize by business and they can answer questions like, “what’s my risk exposure for losing data on my trading system or my billing system or my employee portal?” or whatever it might be, into the business discussion, not this server versus that storage device.

Goldman Sachs:	All right.

VERITAS
February 23, 2005

Mark Bregman:	If you could then add to that the security level risk, and provide the same information or consolidation of information that says, “I know what my risk is from a data protection point of view, from an availability point of view, from a security point of view,” that becomes a much more useful management tool than a dashboard that just tells you, “this network device is offline’’ or “this network device is not performing” or “that storage device is not—” It’s more business-oriented, so I think there is opportunity there, but I don’t see us moving into the conventional commodities systems management business. There, we’ll have to put in— for one thing, most people who have installed this framework are never going to do another one, so you have to look into what they have.

Goldman Sachs:	Just back on the mechanics of the deal, because there were a few rumors today, there’s been a few rumors here and there, in the last few weeks — let’s talk a little bit about— I know [inaudible] you know the last few months— in terms of what you’re hearing between customers, partners, and investors, and what [inaudible] definitely seems to be a diversity of opinion, the skew seems to be a little bit different, one group to the next.

Mark Bregman:	Well, mostly I talk with customers, more so than with investors, customers and partners. I would say in the case of partners, it’s been pretty positive. The large system OEM partners view it very positively because their view is, there was a risk with the company at a smaller size of betting on us, that we might end up in the hands of one of their competitors. In the combined company, that’s less likely, and therefore they can make a commitment, a bet on our technology, and be sure that it will be independent. And they also see, in some cases, the synergy of the technologies themselves and being able to partner on a broader front. But many of those partners, many of our partners, are partners of Symantec as well, that will come together.

When you talk to customers, they fall at the extreme — I mean, there’s a whole spectrum, but the extremes are in two camps. On the one extreme are customers, typically the customers that we’ve worked with and have bought into our utility computing vision, and have been pushing us on it, who say, “This is great, because you’re the ones who have been telling us you need to do security. Now we see how you’re going to do it. And oh, by the way, let us tell you the other six companies you should buy next, or merge with next.” So they seem to be very positive, because they see the long-range vision and they’re confident enough in that long-range vision that they’re willing to wait to see the outcome.

At the other extreme, there are customers that have either, in many cases, they’re still very siloed to your earlier point, and therefore they don’t see the bigger picture because— I mean, sure, now I can buy everything I need at one store, but I don’t see anything beyond that, and they are often waiting to see the roadmap. Those are the ones that are more, you know, “show me the money, show me the roadmap.” They’re waiting to see that, and I think, you know, we- in this transitional period, we can’t go out and disclose the detailed roadmap until the merger is complete. We’re doing the work so that the day the merger is complete, we can say, “And oh, by the way, here is the detailed roadmap.” The good news is that because there’s not much product overlap, I don’t think that’s a concern that it might be in some other cases, of freezing the market or anything else. It’s not like we’re

VERITAS
February 23, 2005

going to be pruning product lines, it’s more of a question of “How does this fit together? What’s the incremental opportunity? ”And so I think there are customers that are going to wait to see that.

On the analyst side, they’re also, I think, the full range, but as I said, I don’t spend as much time with the financial community as Ed and Gary and others.

Goldman Sachs:	I think one of the concerns — can give the customers- from the investor side is, you know, customers like it because it means they’ve got a [inaudible] now. And the more you buy, there should be some sort of volume discount, but the problem being that, you know, one plus one used to equal two. Now, one plus one is going to equal 1.5. I guess since you know your customer so well, to what extent do you feel that VERITAS customers are Symantec customers? What’s the overlap? Because I guess the other argument might be that now maybe you can replace competitive solutions, a Symantec customer using a different storage vendor, maybe now they can use VERITAS, and vice versa.

Mark Bregman:	So if you go sort of the hierarchy of customer segments, the overlap varies. At the consumer level, there’s no overlap, because we don’t have any. At the enterprise level, I don’t want to give specific numbers, but my guess is that it’s probably in the 70% level. We both have big market penetration, and if you go to the top, you know, Fortune 100, it’s probably even higher than that.

Having said that, in both cases, we’re in markets where, even if we went down the Fortune 100 list, it’s quite likely that 98 of them are customers of both of us, but that doesn’t mean that we’re the dominant back-up provider in 98 of those customers, nor does it mean that they’re the dominant security vendor in 98 of those customers. So the more subtle question you have to ask is, who has really bet on us and also has Symantec, versus who has bet on Symantec and also has us versus who’s bet on both of us? I think there is a big incremental opportunity there to be in— to leverage the leadership, the leadership that one or the other has, to strengthen the position for the complementary product. I think that’s the case.

I think the other thing is that there are- as you get below that, as you get into the small/medium enterprise, and the small business, there’s less overlap, and there’s also a much bigger opportunity, where neither of us are in there in a big way, but there is both the brand visibility and some of the unique solutions that we can bring to market which will differentiate us versus the competition. So the early example of linking security with back-up is something we can do uniquely is going to differentiate us just from the back-up business, from back-up competitors, strengthen our value proposition in those large enterprises, for the back-ups that are running. That will lead to growth of our share in those enterprises. And to your earlier point, on pricing, although we obviously can’t get into the pricing discussion until the merger is complete, you know, these customers are- most of their large customers are already negotiating their hard bargains and driving volume purchase agreements and so on, but now you’re talking about products that are, although it’s bigger total volume, they’re in some different spaces, and so it’s not like I’m

VERITAS
February 23, 2005

buying quite as many bricks as I bought from the previous vendor, I’m now buying bricks and something else. So it’s unclear right now, since we haven’t gone through that level of detail, pricing discussions with customers, exactly how it will come out. And the feeling is that the opportunity more than offsets the price pressure.

Goldman Sachs:	What are you thinking that, a little bit longer term, and maybe a little more strategic, assuming that everything goes well, and the deal goes through, and we’re integrated and everything, a year or two down the road, what do you think the range of impacts are on the rest of the storage and security space, of the combined entity, once the integration issues are worked through, and of the incumbents, who do you think is the most vulnerable?

Mark Bregman:	Well, I guess there are a couple of things. I mean, looking at it primarily from the storage side, which is where my perspective comes from today, I think that combining what we have in our portfolio, of the storage and utility computing software company, is that security access through Symantec is going to change the game for many of our point competitors today. It’s going to drive them either to do more significant partnerships with other security companies, or drive further consolidation. You know, if, as we believe, if the linkage of security and storage management and utility computing really provides a compelling solution for customers, then competitors in the storage management space, in the back up space, are going to have to find ways to satisfy those customers needs, or cede the business to us. And that’s going to mean they’re going to be driven to do combinations.

If you look at some of the point competitors, particularly some of the smaller point competitors, they’re going to have— it’s going to be less easy for them to sustain that business. And they’re already feeling that, just from the consolidation that’s taken place in the storage business itself over the last few years. That pressure is going to be accelerated and made more complex by the fact that it’s consolidation not just within one sector, but kind of a cross sector in the software industry.

Goldman Sachs:	Away from just the point vendors, do you think the big guys, the EMCs of the world, are they going to have security added on here?

Mark Bregman:	That’s a good question; I don’t know. I mean, when I look at EMC’s acquisition portfolio over the last few years, I still have a hard time discerning the big picture. They’ve made a— kind of islands of acquisitions, and I don’t see how they fit together. I don’t see how the puzzle pieces fit together yet. So they can go in many different directions. Again, if there is— you know, if you’re right about this view of the customers and their need to protect their data, not only from loss, but for security and compliance reasons, then I expect EMC will be compelled to go in that direction.

Unidentified Participant:	[unintelligible]

Goldman Sachs:	I guess just on the EMC topic, the Safe Switch program, which has gotten a little bit more attention in the trade press, you know, it came out, I guess, shortly after the most

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February 23, 2005

recent quarter, where they’re essentially giving away Legato licenses. Not entirely new, but certainly it seems to up the ante a little bit, at least the leverage, in the customer [inaudible]. How do you deal with this, in the near-term, before you’re able to get a little bit deeper into the integration phase? I mean, the real question is, how do you play defense, you know, while you have a bit of a distraction?

Mark Bregman:	Well, I think, you know, and it sounds like a little bit of a glib response, but there is some correlation of price to value. If you have to price your software at zero, what does that say about its value? I mean, we’ve been head to head with Legato for years. The acquisition by EMC didn’t significantly change the trajectory. We’re still six or seven times their size, in terms they’re about 7% share, we’re about 45% share. They’re still the fourth place back-up vendor. They can give it away, and potentially, particularly in EMC strongholds, they’ll probably get some footprints. But we haven’t seen a significant shift in customer behavior, based on that.

Goldman Sachs:	You’re not seeing customers come to you en masse, saying “I can get Legato essentially for free; therefore I need another 20% discount off of what you’re already talking about, just in EOA”

Mark Bregman:	Yes and no. I mean, customers always do that. Customers are always driving hard bargains. I mean, you know, if I went into the Porsche dealer and said, “I can get a Volkswagen for almost nothing, why don’t you give me a discount?” he’d say, “See you later,” and he’d be right. And to a large extent, that’s kind of what the message is, that— look, if customers are buying our product and don’t need our product, they probably shouldn’t be buying it. That’s not good for us in the long term, either. But for the customers that need the function and the capability and the support that we provide with a product like Net Back-Up, they’re not going to get that for free, and I think they realize that. So that’s why we haven’t seen— you know, at the margins, there’s always going to be deals that, you know, there will be some sales rep who claims he lost a deal because of that, but it’s really at the margins. We haven’t seen it move the needle in terms of share or win-loss or any of that.

Goldman Sachs:	Just I guess, overall, for me, having covered Symantec, the biggest risk to Symantec investors is the combining with a perceived low-growth company, which I know you may [inaudible] it’s the mainframe we’re talking about. But still lower growth than what security has seen, and the fear that there is a pricing— you’re on the back side of a pricing curve just aggravates that belief, that the story is not [inaudible] both because of unit selling, but also pricing. How do you respond to that, and what do you think [inaudible]

Mark Bregman:	Well, you know, I think there may be three different growth factors you have to take into account. There’s the growth factor of our business — maybe four. There’s the growth factor of our core business, which is our storage management and data protection business, and you know, that is going to be, you know, high single, low double digits. That’s just the way it is. The market is going to be less than that, but we’ll probably grow at that rate. That was kind of organic plan. There is our emerging businesses, which are growing at very high rates, but off a low base, and as they grow, they’ll affect the top line

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February 23, 2005

growth more and more. But in aggregate, the VERITAS company will be growing in the maybe 12% to 15% growth rate, which is a pretty good growth rate, but it’s— now, you compare it to Symantec, which has two components — their enterprise security business, which has a healthy growth rate, and their consumer security business, which has an astronomical growth rate.

And so, on the one hand, when you look at that, you might say, “Well, why are you diluting that astronomical growth rate?” But many of those very same investors have been nervous for many years about when this number, that’s going to stop, and what are we going to do? So this is kind of a balanced approach, I think, that says, “You know what? The combined company is likely to have a less-than-astronomical growth rate, but compared to its peers, it’s going to have a stellar growth rate,” right? And when we look at the combined company, I think in all of the things we’ve talked about, we’ve talked about something like an 18% growth rate, for a company that’s doing $5 billion in revenue. And you compare it to the other, you know, multi-billion dollar revenue software companies, and it’s like twice their growth rate. So it’s not 30%, but you know- and that’s, by the way, not because the consumer part goes away, it’s because it’s a smaller part of a bigger entity. It’s a balance.

Goldman Sachs:	And maybe, I would like to pick up on those other add-on pieces [unintelligible] APM—

Mark Bregman:	The APM business—

Goldman Sachs:	The APM business turned around in the last couple of quarters. What was the change there, and can that continue to show that type of growth in 2005.

Mark Bregman:	Yeah, I think so. I mean— look, I think we, when we did the acquisition and the original integration, we probably didn’t understand sufficiently the difference in the selling process and the selling cycle. In fact, Precise was in a transition at the time that we did the acquisition, from selling primarily point products between database and other things, to selling the full suite of end-to-end performance management. So we compounded the problem by— they’re in transition, and then transitioned the sales— that probably took two quarters to get back on track.

One of the things that we did in the middle of last year was, an experiment and particularly started in the Western region, and we put a very intense focus at the same headquarters level on managing the deal pipeline. What we found, and what led us to do that, was we had this enormous pipeline of opportunities — you know, every sales rep with a VERITAS badge had huge opportunities for APM — was out switching it, and talking about it and selling it. And we had a limited ability to actually go and execute against that opportunity, and instead, we were spread way too thin by trying to go after all of it. So we put in place, at the headquarters level, somebody to focus on the triage and say, “You know, this deal— it’s a good opportunity, but we’re not going to focus on it yet, because it’s not ready for— it’s not a high probability, we need the resources here,” and focus our resources. And that really had a big impact, and so we saw that start to hit

VERITAS
February 23, 2005

traction in the third quarter, the second— beginning of the third quarter, and we saw a huge change in our performance of the business in North America. So now it’s probably that other way, swinging into ‘05, and so we expect to see that sustained.

There’s also a little bit of, I guess, it’s not across the same [inaudible] it’s more of a learning process, by which as the reps see how to be successful, either from their own experience or their peers, they learn how to be more successful, and they learn how to kind of be that qualification process themselves, and they don’t need as much help from headquarters.

This is getting into the application performance business, they’re talking a different language, different part of the business. It’s not the same— you have to back up your data. You don’t have to tune up your applications. There’s a benefit, but it’s a different process, and for us to learn to how to do that better— we’re getting— as we get better, we get better. It sounds like a circular argument, but it’s really true.

Goldman Sachs:	On the storage side, of the core business, about a year ago, today almost, you had come off a very strong quarter, with McData Five [sp] causing a massive maintenance renewal, and it appeared as though the maintenance upgrade was going to last for the bulk of 2004, plus a bit of the licenses. So there were some extraneous events last year, but neither of those things lasted as long as most people expected, either in terms of the maintenance renewal or on the license side. You know, now we’re looking back at Backup Exec 10 they’re not quite the same size as Net Backup but we’re seeing a similar bump in maintenance revenue now. Has the channel had a bit of an issue between whether its competition or just the products [unintelligible] but what do you see, going forward now, that we’re looking at the March quarter and the June quarter? I mean, should we expect this renewal pipeline to last the bulk of this year, or is this going to be more akin to what happened in ‘04?

Mark Bregman:	That’s hard to predict, you know, with precision, but I think what one of the differences is, with Backup Exec 10 we’ve— it’s not only a new version, a new release of that, that new capabilities, we’ve also expanded the opportunities by adding Backup Exec Suite by adding in Replication Exec, which is a replication product, and Storage Exec , which is a storage management product, that have a lot of synergy with back-ups, they tend to be used by the same customer. So there’s now the opportunity to sell not only the upgrade, or the maintenance renewals, but also some ancillary products, which have helped with incremental revenue growth there.

The other thing, as you pointed out earlier, as we go through and complete the merger, there will be further opportunities to come in and upsell or cross-sell additional products, from the financial portfolio, that addresses that segment of the market. So I think this— I don’t think this is the same type of behavior we did last year, where we kind of got through that bubble of BE 9.0 and then didn’t have anything immediately to follow up.

Goldman Sachs:	What about in terms of the technology aspects of the [inaudible]. And given the CTO title, and what you guys have done to augment the performance, leveraging disks in

VERITAS
February 23, 2005

backup and what not, how sizable are the gains that you’ve been able to instill in [inaudible] ?

Mark Bregman:	I think they’re very sizable. I mean, one of the really— probably the biggest challenge in that mid- and low-end market for back up products is convincing customers to back up their data. If you go to most large enterprises, and ask, you know, “Of your business critical server data, how much of it is backed up?” their first answer would be “100%,” and then when we analyze it, it’ll be a big percentage, because they understand the problem. If you go into the small-medium enterprise, there are an awful lot of places, and frankly, remote offices of large enterprises, where there is no data protection.

So I think there are three things that are happening, some driven by the products, some driven by the markets. But the Backup Exec product, and particularly with the integration of disk based protection, lowers the barrier, if you will, for back ups. If I’m in a small business or a remote office, I don’t need to have a tape drive, I don’t need to handle tapes, I don’t need to have somebody responsible for putting the tape in before they go home, taking it out, and doing all that. That’s a big barrier we get.

The second thing is, the overall simplification of the products, from a usability point of view, from a support point of view. One of the big enhancements in Backup Exec 10.0 is the introduction of something called Direct Assist, which gives us a much better way to provide support. In the past, we’ve— you know, if you’re a relatively naive user, in the mid-market or the low end market, you call the help desk, you call our 800 number, and it starts telling you that you know, “run this log and then send it to us.” I don’t know how to do that. They’ve got to talk me through it. Now we have a way to maintain and monitor and manage that process more automatically, and in many cases, have the customers self-service their problem.

And then the third thing is, we’ve increased awareness of the threat. We’ve increased awareness of what it means if you lose your data. Part of that is a market education process. It’s a little bit akin to what happened in the anti-virus business. For a long time, people weren’t protected, they didn’t worry about it, and then they started reading about viruses, they started knowing people who had lost systems because of virus protection, and so on. So if you think about a lot of these businesses, and it’s not just businesses, it’s your own personal life. I mean, three years ago, if my PC blew up, I probably thought it was a good thing, because I can get a new one. Now if it blows up, I’m really upset, because it has all my video and home photos and all of that, so I have something to protect now. That changes my mindset if I’m in a small business. My personal experience changes the mindset in a small business, gets me thinking about it. A much higher level of awareness of the need for data protection and lower barrier to entry for Backup Exec now, so I think those two combined will lead to a bigger penetration in that mid market and small market business market.

Goldman Sachs:	I think we’re just about out of time. We will adjourn to the break out room.